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January 5, 2018

Privileged and Confidential	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Chris Edwards / Erin Jaskot – Legal
Christine Torney / Jim Rosenberg – Accounting

Re:	Menlo Therapeutics Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-222324)
Ladies and Gentlemen:
On behalf of Menlo Therapeutics Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) in response to comment 8 of the Staff’s letter dated November 27, 2017 regarding the Company’s initial draft registration statement. The Company originally filed the above-referenced Registration Statement on Form S-1 with the Commission on December 28, 2017 (the “Registration Statement”). The purpose of this Letter is to provide supplemental information to the Staff in respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an amendment to the Registration Statement. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the letter.
The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation Expense” (the “Section”), which previously has been filed and is included on pages 66 through 68 of the Registration Statement.
The Company advises the Staff that while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and the lead underwriters named in the

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Registration Statement (the “Underwriters”), the Company currently anticipates launching its initial public offering roadshow with a price range of [*****] to [*****] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with the midpoint of the anticipated range of approximately [*****] per share (the “Preliminary Assumed IPO Price”). The foregoing Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect a reverse stock split that the Company intends to effect to prior to launching the roadshow. This reverse stock split, which, for the purposes of this letter, the Company anticipates will be 1-for-2.6975, would result in a post-split Preliminary IPO Price Range of [*****] to [*****] per share, with a midpoint of [*****] per share.
The Company’s final post-spit Preliminary IPO Range remains under discussion between the Company and the Underwriters, and a bona fide price range, giving effect to the reverse stock split, will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.
Historical Fair Value Determination and Methodology
As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.
As described in more detail in the Section, the Company has historically utilized the probability-weighted expected return method (“PWERM”) in combination with the option pricing method (“OPM”) as a hybrid method (“Hybrid Method”), each an accepted valuation method under the AICPA Practice Guide, for determining the value of its common stock. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios.
The Company granted stock options during the period from January 1, 2017 through November 30, 2017 as summarized below:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share Used to Determine Stock-Based Compensation Expense

February 28, 2017	287,860	$1.69	[*****]
March 27, 2017	9,860	$1.69	[*****]
August 24, 2017	1,021,651	$1.79	[*****]
September 14, 2017	532,000	$1.79	[*****]
October 25, 2017	445,000	$2.60	[*****]
November 30, 2017	548,040	$2.60	[*****]

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

On a periodic basis, the Company’s Board of Directors engaged independent third-party valuation consultants to support the Board’s determination of the fair market value of the Company’s common stock in connection with the granting of stock options. The results and timing were as follows:

Valuation Date (As of)	Fair Value Per Share of Common Stock
December 31, 2016	$1.69
June 30, 2017	$1.79
September 30, 2017	$2.60
Retrospective Value Used for Financial Reporting Purposes
In October 2017, the Company decided to pursue an initial public offering (the “IPO”). As a result, in connection with the preparation of the Company’s financial statements included in the Registration Statement, and in preparing for the proposed IPO, the Company reexamined the estimated fair value of its common stock associated with its stock option grants during 2017 for financial reporting purposes as follows:
2017 Grants: The Company’s board of directors granted options to purchase common stock on February 28, 2017 and March 27, 2017 to employees who were recently hired, with each option having an exercise price of $1.69 per share. In establishing this exercise price, the Company’s board of directors considered input from management and the previously issued contemporaneous valuation of the Company’s common stock which was conducted as of December 31, 2016. The Company’s board of directors granted options to purchase common stock on August 24, 2017 and September 14, 2017, with each option having an exercise price of $1.79 per share. In establishing this exercise price, the Company’s board of directors considered input from management and the previously issued contemporaneous valuation of the Company’s common stock which was conducted as of June 30, 2017. The Company’s board of directors granted options to purchase common stock on October 25, 2017 and November 30, 2017, with each option having an exercise price of $2.60 per share. In establishing this exercise price, the Company’s board of directors considered input from management and the previously issued contemporaneous valuation of our common stock which was conducted as of September 30, 2017. The Company’s board of directors also considered various objective and subjective factors including:

•	the continued lack of liquidity of the Company’s common stock as a private company;

•	the rights, preferences and privileges of the Company’s preferred stock as compared to those of the Company’s common stock, including the liquidation preferences of the Company’s preferred stock;

•	the rights, preferences and privileges of the Company’s preferred stock as compared to those of the Company’s common stock, including the liquidation preferences of the Company’s preferred stock;

•
the likelihood of achieving a liquidity event for holders of the Company’s common stock, such as an IPO or sale of the Company, given the Company’s early stage of development and prevailing market conditions.

At the time of the grants, the Company’s board of directors determined that, at the grant date, the collective effect of these events and circumstances did not indicate a significant change in the fair value of the Company’s common stock from the most recent prior third party valuation report. Based on these factors, the Company’s board of directors determined that the fair value of the Company’s common stock on the grant dates listed above ranged from $1.69 to $2.60 per share. In preparation for filing the Registration Statement in connection with the IPO, the Company evaluated whether or not in retrospect the value of the common stock on grant dates during 2017 was appropriate. The Company determined that in retrospect, the increase in the valuation of the common stock on a straight-line basis between the valuations of December 31, 2016 and June 30, 2017 provided a better approximation to the fair value of the Company’s common stock as it completed preparations for clinical trials and the value of the Company increased as a result. Accordingly, the Company has

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

applied a retrospective value of [*****] and [*****] to the options granted on February 28, 2017 and March 27, 2017, respectively. Similarly, the Company determined that in retrospect, the valuation of the common stock increased on a straight-line basis between the valuation of June 30, 2017 and September 30, 2017. Accordingly, the Company has applied a retrospective value of [*****] and [*****] to the options granted on August 24, 2017 and September 14, 2017, respectively. For the options granted between October 1, 2017 and December 31, 2017, the Company determined that in retrospect, the valuation of the common stock increased on a straight-line basis between the valuations of September 30, 2017 and the estimated mid-point of the Preliminary Assumed IPO Price. Accordingly, the Company has applied a retrospective value of [*****] and [*****] to the options granted on October 25, 2017 and November 30, 2017, respectively.
Discussion of Most Recent Fair Value Determination
On October 6, 2017, the Company held an organizational meeting relating to a proposed IPO. In connection with preparing for a proposed IPO and the preparation of the Company’s financial statements to be included in the registration statement and prospectus, the Company completed a valuation of its common stock as of September 30, 2017 and determined the fair value of its common stock to be $2.60 per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of September 30, 2017 (the “September 30 Valuation”) utilizing the Hybrid Method. For purposes of the September 30 Valuation, the Company anticipated a relatively substantial probability of an IPO event to occur in early 2018. However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company also considered longer term liquidity scenarios following a cash infusion. Ultimately, the Company determined the Estimated Fair Value assuming six (6) potential future events:
(i) an initial public offering in early 2018 based on the initiation of a Phase 3 prurigo nodularis trial (the “IPO (Q1 2018)”);
(ii) an initial public offering during the third quarter of 2018 of based on positive results from the Company’s Phase 2 atopic dermatitis trial (the “IPO (Q3 2018)”);
(iii) an acquisition during the third quarter of 2018 based on positive results from a Phase 2 atopic dermatitis trial (the “M&A (Q3 2018)”);
(iv) if the Phase 2 atopic dermatitis trial were negative in the second quarter of 2018, and one trial for either psoriasis or cough were positive in the fourth quarter 2018, then an IPO in the first quarter of 2019 (the “IPO (Q2 2019) 1 Indication”)
(v) if the Phase 2 atopic dermatitis trial were negative in the second quarter of 2018, and both trials for psoriasis and cough were positive in the fourth quarter 2018, then an IPO in the first quarter of 2019 (the “IPO (Q2 2019) 2 Indications”); and
(vi) if the Phase 2 atopic dermatitis trial were negative, and both the psoriasis and cough trials were negative in the fourth quarter of 2018, then a Series D Preferred Stock financing at a lower valuation than the most recent Series C Preferred Stock financing (i.e., a “down round”) to fund prurigo nodularis trials to an NDA (the “Stay Private”).
For each of these potential liquidity events, the Company estimated an equity value at the time of the liquidity event, an equity value discounted to present value, a common stock per share value discounted to present value, and a probability weighting of the applicable liquidity event. The Company then calculated a probability-weighted common stock per share value discounted to present value. Next, the Company then calculated a discount for lack of marketability (“DLOM”) for each potential future liquidity event, calculated the weighted-average DLOM and then applied the weighted-average DLOM to the probability weighted common stock per share value discounted to present value to arrive at the Estimated Fair Value Per Share. The following table sets forth the results of the Hybrid Method used to determine the Estimated Fair Value Per Share (in millions, except per share data):

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

PWERM METHOD	IPO (Q1 2018)	IPO (Q3 2018)	M&A (Q3 2018)	IPO (Q2 2019) 1 Indication	IPO (Q2 2019) 2 Indications	Stay Private
Exit Value	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Present Equity Value (EV)	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Common Stock Per Share Value (PV)	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability weighting	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability-weighted Common Stock Per Share Value (PV)	[*****]
Weighted Average DLOM	[*****]
Estimated Fair Value Per Share	[*****]
To determine the equity values for the IPO (Q1 2018) and IPO (Q3 2018) scenarios, the Company utilized a blended valuation based on both (i) a range of pre-IPO equity values from an analysis of valuations of 51 comparably sized biotechnology companies that completed their respective IPOs between January 1, 2012 and September 30, 2017 and (ii) a market-based approach from an analysis of comparably sized publicly trading biotechnology companies in Phase 2/3 development. These two groups of comparable companies were then further segregated to smaller subset of companies focused on psoriasis or other skin conditions or pain management indications and used as the basis for the blended valuation. The comparable companies included, among others: Kythera Biopharmaceuticals,Inc., Revance Therapeutics, Inc., Coherus Biosciences, Inc., Carbylan Therapeutics, Inc., KemPharm, Inc., Colegium Pharmaceutical, Inc., Aclaris Therapeutics, Inc., Axsome Therapeutics, Inc., Novan, Inc., and Sienna Biopharmaceuticals, Inc. The selected companies were chosen based on a comparable stage of development.
To determine the equity value for the M&A (Q3 2018) scenario, the Company derived a range of enterprise values from an analysis of the valuations of comparably sized biotechnology companies at the time of their acquisitions that occurred between December 31, 2013 and September 30, 2017. These enterprise values ranged from $28.1 million to $2.0 billion, but in light of a majority of the acquired companies having multiple Phase 3 trials and/or a more robust pipeline of clinical trial based programs, the Company selected an equity value in the first quartile of $271 million.
The Company believes that the potential liquidity events used in the September 30 Valuation and the probability weighting of each liquidity event was reasonable and appropriate at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.
Preliminary Assumed IPO Price per Share
As noted above, the Preliminary IPO Price Range is [*****] to [*****] per share, with a Preliminary Assumed IPO Price of approximately [*****] per share. The prices per share above do not reflect any reverse stock split that the Company intends to give effect to in the preliminary prospectus.

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of the valuation increases for comparable companies at the time of their IPO relative to the valuation in their most recent private financing; (b) a comparison of comparable company valuations at the time of their IPO; and (c) a comparison of similar sized public companies. The following table summarizes the Company’s anticipated Pre-Offering Equity Values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	[*****]	[*****]	[*****]
Pre-Offering Equity Value per Share[1]	[*****]	[*****]	[*****]
Comparison of IPO Price Range and Estimated Fair Value
The primary factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share is the difference in valuation methodology. In particular, because the Hybrid Method utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) liquidity events other than the IPO scenarios, (ii) the discounting to present value for each of the future equity values at the liquidity event and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future equity values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.
Notably, a comparison of the projected equity value of the Company under the most relevant liquidity event, the IPO (Q1 2018) scenario ([*****] million) and the pre-offering equity value at the low-end and mid-point of the Preliminary IPO Price Range ([*****] million and [*****] million, respectively) shows an increase of approximately 5% and 21% in overall equity value of the Company, respectively. This difference in value is attributable to the alternative methodologies used to calculate the equity valuations; specifically, the inclusion in the Preliminary IPO Price Range of a larger peer group of valuations of biotechnology companies to include those outside of those focused on psoriasis and pain disease indications, given the relatively small sample size of such companies.
Conclusion
The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the Hybrid Method, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions
In light of the Preliminary IPO Price Range, in particular, the comparison of the range of Pre-Offering Equity Values and the Company’s equity value for the IPO (Q1 2018) scenario, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

[1] Before giving effect to anticipated 1:2.6975 reverse stock split.

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we request confidential treatment of the above materials. Please promptly inform the undersigned of any request for the above materials, or any part thereof, made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Please feel free to contact me with any questions or comments that you may have regarding the foregoing.

Very truly yours,

/s/ Stephen B. Thau

Stephen B. Thau

Enclosures

cc:	Steven L. Basta (Menlo Therapeutics, Inc.)
Alfredo B. D. Silva (Morrison & Foerster LLP)
Shannon E. Sibold (Morrison & Foerster LLP)
Mark V. Roeder (Latham & Watkins LLP)
Brian J. Cuneo (Latham & Watkins LLP)
Office of Freedom of Information and Privacy Act Operations

*Confidential Treatment Requested by Menlo Therapeutics Inc. The confidential information marked by *** has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.